Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Details of conference call on financial results for Q4FY2022 of the Company with the investor / analysts

May 10, 2022, Mumbai: With reference to our filing dated April 18, 2022 and pursuant to Regulation 30 read alongwith Schedule III of Part A of para A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find reproduced herein below, the details of the conference call scheduled to be held on Thursday, May 12, 2022 at 6:30 p.m. IST with the senior management of the Company and Jagaur Land Rover Automotive Plc (‘Wholly owned subsidiary’) to update on Company’s results for Q4FY22.

Conference Call - Financial Results - Q4FY22

The Conference call to discuss results for Q4FY22 will start from 6:30 P.M. (India time) on 12th May 2022 with the Senior Management of Tata Motors and JLR.

Speakers:	Mr. P B Balaji, CFO, Tata Motors Group Mr. Adrian Mardell, CFO, Jaguar Land Rover
Date:	Thursday, 12th May 2022
Time:	6:30 PM to 8:00 PM India 9:00 PM to 10:30 PM HK/Singapore, 2:00 PM to 3:30 PM London, UK 9:00 AM to 10:30 AM New York, US

Access Link to Live Webcast:

https://teams.microsoft.com/l/meetup-join/19%3ameeting_Mjc4OWNiZjAtZTEyNC00N2Y3LWI1MTEtMWU2MjE1OWExZTVi%40thread.v2/0?context=%7b%22Tid%22%3a%22a3fb180d-23c4-44c9-a241-c78109202bd3%22%2c%22Oid%22%3a%2259086e55-868e-4d09-b476-0dba969502ce%22%2c%22IsBroadcastMeeting%22%3atrue%7d&btype=a&role=a

All participants joining through the webcast will be able to listen to the management discussion and the Q&A.

To ask any questions to the management, you can use the Q&A text box on the given link. Please note the link will be active only between the duration of the call.

The results and Investor Presentation will be uploaded on Tata Motors website on 12th May 2022 shortly after the dissemination of the results to the Stock exchanges and will be available at: https://www.tatamotors.com/investors/

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.